SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   ------------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              BELLSOUTH CORPORATION
             (Exact name of registrant as specified in its charter)

          GEORGIA                                      58-1533433
 (State of incorporation)                    (I.R.S. Employer Identification
                                                         Number)

1155 Peachtree Street, N.E., Atlanta, Georgia               30309-3610
(Address of principal executive offices)                    (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered
Preferred Stock Purchase Rights               New York, Boston, Chicago,
                                              Pacific and Philadelphia Stock
                                              Exchanges


Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
-----------------------------------------------------------------------------
                           (Title of Class)



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Item 1.  Description of Registrant's Securities to be Registered.

                  On November 22, 1999, the Board of Directors of BellSouth Corporation (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock, par value $1.00 per share ("Common Stock"), of the Company, payable to shareholders of record on December 11, 1999, and issuable as of that date. Except in the circumstances described below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B First Preferred Stock, $1.00 par value, of the Company (each one one-thousandth of a share, a "Unit") at a price of $200 per share (the "Purchase Price"). The rights of a holder of a Unit are substantially equivalent to the rights of a holder of a share of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

                  As  discussed   below,   initially  the  Rights  will  not  be
exercisable, certificates will not be sent to shareholders and the Rights will automatically trade with the Common Stock.

                  The Rights will be evidenced by the certificates representing shares of Common Stock, and Rights relating to shares of Common Stock not represented by certificates will be represented by notation on the records of the Company, until the close of business on the earlier to occur of (i) a public announcement or filing indicating that a person or group of affiliated or associated persons has become an "Acquiring Person", which is defined generally as a person who has acquired, or obtained the right to acquire, beneficial ownership of voting securities of the Company representing 10% or more of the total voting power represented by all of the voting securities of the Company, or (ii) the tenth day (or a later date determined by the Board of Directors) following the commencement of, or first public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the "Distribution Date").

                  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of shares of the Common Stock as of the close of business on the Distribution Date, and those separate certificates alone will evidence the Rights from and after the Distribution Date.

                  Each of the following persons will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of voting securities of the Company representing 10% or more of the total voting power of all of the voting securities of the Company:
(i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company; (ii) any underwriter acting under an agreement with the Company; (iii) any person who becomes the beneficial owner of voting securities of the Company representing 10% or more of the total voting power of all of the voting securities of the Company, with the prior approval of the Board of Directors of the Company (so long as the person's beneficial ownership level does not exceed the level approved by the Board of Directors); (iv) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding voting securities, unless the person becomes the beneficial owner of additional voting securities without the prior approval of the Board of Directors; and (v) any person who becomes the beneficial owner of voting securities representing 10% or more of the voting power of all of the voting securities of the Company inadvertently (or in the good faith belief that the acquisition of voting securities would not cause the person to become an Acquiring Person or because the person was unaware of the Rights Agreement) and within five business days after discovering that it would be an Acquiring Person (but for this exception) the person notifies the Company's Board of Directors and within ten business days (or any longer period allowed by the Board of Directors) divests a sufficient number of shares so that the Person would not be an Acquiring Person (regardless of this exception).

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 11, 2009, unless earlier redeemed or exchanged by the Company as described below.

                  The Purchase Price, and the number of Units or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Units,
(ii) upon the grant to holders of Units of certain rights or warrants to subscribe for Units or convertible securities at less than the current market price of the Units or (iii) upon the distribution to holders of the Units of evidences of indebtedness or assets (including dividends payable in Units) or of subscription rights or warrants (other than those referred to above). The Purchase Price is also subject to adjustment from time to time in the event of a Common Stock dividend on, or a subdivision or combination of, the shares of Common Stock.

                  In the event any person becomes an Acquiring Person, then each requested holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, that number of Units having a value (determined based on the market value of the Common Stock) at the time the person becomes an Acquiring Person equal to twice the Purchase Price. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void. After such an event, to the extent that insufficient Units are available for the exercise in full of the Rights, holders of Rights will receive upon exercise a number of Units to the extent available and then shares of Common Stock and other securities of the Company, assets or cash, in proportions determined by the Board of Directors of the Company, so that the aggregate value received is equal to twice the Purchase Price.

                  The Rights Agreement provides that, on or after a public announcement or filing indicating that person has become an Acquiring Person, if the Company is acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 30% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, proper provision will be made so that each registered holder of record of a Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a value at the time of that transaction equal to two times the Purchase Price.

                  No fractional Units will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash equal to the fraction of the value of a Unit may be made.

                  At any time after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for Units at an exchange rate of two Units (or, to the extent determined by the Board of Directors, shares of Common Stock in lieu thereof) for each Right. The Company will promptly give public notice of any exchange (although failure to give notice will not affect the validity of the exchange).

                  At any time until the close of business on the day a public announcement or filing is made indicating that person has become an Acquiring Person, or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a redemption price of $0.01 per Right. Within ten days after the Board of Directors orders redemption of the Rights, the Company will notify holders of the Rights of the redemption by mail or through the issuance of a press release.

                  Immediately upon the action of the Board of Directors of the Company authorizing exchange or redemption of the Rights (and prior to the giving of notice of the exchange or redemption, as applicable, to the holders of Rights), the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive (as applicable) the Units (or shares of Common Stock) issuable in connection with the exchange or the redemption price without any interest thereon.

                  Until the close of business on the day a public announcement or filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may amend the Rights Agreement in any manner. The Company may also amend the Rights Agreement after the close of business on the day a public announcement or filing is made indicating that person has become an Acquiring Person, to cure any ambiguities, to correct defective or inconsistent provisions or in any manner that does not adversely affect the interests of holders of the Rights.

                  Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the shares of Common Stock. If the Rights should become exercisable, shareholders, depending on then existing circumstance, may recognize taxable income.

                  The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person that attempts to acquire the Company without obtaining the approval of the Board of Directors, the redemption of the Rights or an amendment to the Rights Agreement permitting the acquisition. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

                  The Form of Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., specifying the terms of the Rights, including Exhibit A thereto (the Form of Articles of Amendment to the Amended and Restricted Articles of Incorporation of the Company authorizing the issuance of the Units); Exhibit B thereto (the Form of Rights Certificate); and Exhibit C thereto (a Summary of the Terms of the Rights to Purchase Units of Series B Preferred Stock), is attached hereto as Exhibit 1 and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.



Item 2.  Exhibits.

         1.  Form of  Rights  Agreement  (the  "Rights  Agreement")  dated as of
November 22, 1999 between BellSouth Corporation and ChaseMellon Shareholder Services, L.L.C. which includes, as Exhibit B thereto, the Form of Rights Certificate.

                                                     SIGNATURE

                  Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BELLSOUTH CORPORATION


                               By:  /s/ W. Patrick Shannon
                               W. Patrick Shannon
                               Vice President and Controller


Date:  November 22, 1999